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Exhibit 99.2

CANADIAN TAX INFORMATION FOR MAGNA SHAREHOLDERS

September 2, 2003

        The MI Developments Inc. ("MID") Prospectus dated August 18, 2003 contains a discussion (the "Prospectus Tax Discussion", beginning on page 121 under the heading Material Canadian Federal Income Tax Considerations) of the material Canadian federal income tax considerations of:

  (1)
  the distribution of MID Class A Subordinate Voting Shares to holders of Magna Class A Subordinate Voting Shares; and

  (2)
  the distribution of MID Class B Shares to holders of Magna Class B Shares,

applicable to certain holders of Magna Class A Subordinate Voting Shares and Magna Class B Shares who hold such shares as capital property. The Prospectus Tax Discussion indicates that following the date of the distributions, Magna will advise its shareholders as to Magna's calculation of the fair market value of an MID Class A Subordinate Voting Share and the fair market value of an MID Class B Share. The relevance of the fair market value of an MID Class A Subordinate Voting Share and an MID Class B Share is explained in the Prospectus Tax Discussion (see in particular under the subheading Shareholders Resident in Canada — Distributions — Reductions of Stated Capital).

        Magna hereby advises that for purposes of the spin-off, it will use the following amounts as the fair market value of an MID Class A Subordinate Voting Share and an MID Class B Share:

MID Class B Share:	Cdn.$27.37
MID Class A Subordinate Voting Share:	Cdn.$27.37

        The fair market value of an MID Class A Subordinate Voting Share was computed as the weighted-average trading price for the MID Class A Subordinate Voting Shares on the Toronto Stock Exchange ("TSX") for the five days of trading in the "if, as and when issued" market immediately prior to and including August 29, 2003 (the record date for the distributions). The fair market value of an MID Class B Share was computed as the higher of the weighted-average trading price for the MID Class B Shares and the MID Class A Subordinate Voting Shares, each on the TSX for the five days of trading in the "if, as and when issued" market immediately prior to and including August 29, 2003 (the record date for the distributions). Such determinations of fair market value have not been approved by and are not binding on the Canada Customs and Revenue Agency or on Magna shareholders.

        As part of the spin-off transactions the stated capital of the Magna Class B Shares was increased by the transfer of an amount from Magna's retained earnings so that the stated capital and the paid-up capital of the Magna Class B Shares immediately prior to the distributions was not less than the fair market value of the MID Class B Shares distributed to holders of Magna Class B Shares. The Prospectus Tax Discussion (under the subheadings Increase in Stated Capital of Magna Class B Shares) states that each holder of a Magna Class B Share will be deemed to receive a dividend on that share equal to the amount by which the stated capital of that share is increased. Magna hereby advises the holders of its Class B Shares that based on the fair market value of an MID Class B Share noted above, the amount of such deemed dividend is Cdn.$12.52 per Magna Class B Share. Magna does not believe that holders of Magna Class A Subordinate Voting Shares will be deemed to receive any dividend.

        The comments contained herein are subject to the more detailed comments in the Prospectus Tax Discussion. Magna shareholders should consult their own tax advisors concerning the income tax considerations applicable to them, having regard to their particular circumstances.

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CANADIAN TAX INFORMATION FOR MAGNA SHAREHOLDERS